------                                                                                                   --------------------------
FORM 4                                                                                                         OMB APPROVAL
------                                                                                                   --------------------------
[ ] Check this box if no                                                                                 OMB Number:      3235-0287
    longer subject to                    U.S. SECURITIES AND EXCHANGE COMMISSION                         Expires: December 31, 2001
    Section 16. Form 4                           Washington, D.C. 20549                                  Estimated average burden
    or Form 5 obligations                                                                                hours per response.....0.5
    may continue. See                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Instruction 1(b).
                                      Filed pursuant to Section 16(a) of the Securities
                                          Exchange Act of 1934, Section 17(a) of the
                                          Public Utility Holding Company Act of 1935
                                           or Section 30(f) of the Investment Company
                                                        Act of 1940

(Print or Type Responses)

------------------------------------------------------------------------------------------------------------------------------------
| 1. Name and Address of Reporting Person*   | 2. Issuer Name and Ticker or Trading Symbol  |6. Relationship of Reporting Person(s)|
|                                            |                                              |             to Issuer                |
|    Hollinger Inc.                          |    Hollinger International Inc. (HLR)        |        (Check all applicable)        |
|    (See Schedule I for additional          |                                              |  [ ] Director     [ ] 10% Owner      |
|    reporting persons)                      |                                              |  [ ] Officer      [ ] Other (specify |
|--------------------------------------------|----------------------------------------------|      (give title             below)  |
| (Last)          (First)          (Middle)  | 3. IRS or Social        | 4. Statement for   |       below)                         |
|                                            |    Security Number of   |    Month/Year      |                  (1)                 |
|                                            |    Reporting Person     |                    |       -----------------------------  |
|  Hollinger International Inc.              |    (Voluntary)          |    September 2001  |                                      |
|  401 North Wabash Avenue, Suite 740        |                         |                    |                                      |
|--------------------------------------------|                         |--------------------|--------------------------------------|
|                (Street)                    |                         | 5. If Amendment,   |7. Individual or Joint/Group Filing   |
|                                            |                         |    Date of Original|   (Check Applicable Line)            |
|                                            |                         |    (Month/Year)    |   [ ] Form filed by One              |
| Chicago           Illinois         60611   |                         |                    |       Reporting Person               |
|--------------------------------------------|                         |                    |   [X] Form filed by More than        |
| (City)           (State)           (Zip)   |                         |                    |       One Reporting Person           |
|                                            |                         |                    |                                      |
|----------------------------------------------------------------------------------------------------------------------------------|
|                        TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED                         |
|----------------------------------------------------------------------------------------------------------------------------------|
|1. Title of Security |2. Transaction     |3. Transac-   |4. Securities Acquired (A) | 5. Amount of Se-   |6. Owner-    |7. Nature |
|   (Instr. 3)        |   Date            |   tion Code  |   or Disposed of (D)      |    curities Benefi-|   ship      |   of In- |
|                     |   (Month/Day/Year)|   (Instr. 8) |   (Instr. 3, 4 and 5)     |    cially Owned at |   Form:     |   direct |
|                     |                   |              |                           |    End of Month    |   Direct    |   Benefi-|
|                     |                   |              |                           |    (Instr. 3 and 4)|   (D) or    |   cial   |
|                     |                   |--------------|---------------------------|                    |   Indirect  |   Owner- |
|                     |                   | Code  |  V   |    Amount  |  (A)  | Price|                    |   (I)       |   ship   |
|                     |                   |       |      |            |  or   |      |                    |   (Instr. 4)|   (Instr.|
|                     |                   |       |      |            |  (D)  |      |                    |             |   4)     |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|Class A Common Stock |      (2)          |  J(2) |      | 7,052,464  |   D   | (4)  |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|Class A Common Stock |      (3)          |   X   |      |    27,600  |   D   | (5)  |        (6)         |     (7)     |    (7)   |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                                 SEC 1474 (3/99)



FORM 4 (continued)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
|1. Title of Derivative |  2. Conver-  |3. Trans- |4. Trans- |5. Number of    | 6. Date Exer-   |7. Title and Amount |8. Price     |
|   Security            |     sion or  |   action |   action |   Derivative   |    cisable and  |   of Underlying    |   of        |
|   (Instr. 3)          |     Exercise |   Date   |   Code   |   Securities   |    Expiration   |   Securities       |   Deriva-   |
|                       |     Price of |   (Month/|   (Instr.|   Acquired (A) |    Date         |   (Instr. 3 and 4) |   tive      |
|                       |     Deriva-  |   Day/   |   8)     |   or Disposed  |    (Month/Day/  |                    |   Security  |
|                       |     tive     |   Year)  |          |   of (D)       |    Year)        |                    |  (Instr. 5) |
|                       |     Security |          |          |   (Instr. 3,   |                 |                    |             |
|                       |              |          |          |   4 and 5)     |-----------------|--------------------|             |
|                       |              |          |          |                | Date   |Expira- |        |  Amount or|             |
|                       |              |          |----------|----------------| Exer-  |tion    | Title  |  Number of|             |
|                       |              |          | Code| V  | (A) |    (D)   | cisable|Date    |        |  Shares   |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
| HI Series II          |      (5)     |    (3)   |  X  |    |     |   60,000 |  (8)   |        |  (9)   |    (10)   |    (11)     |
| Call Options          |              |          |     |    |     |          |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
| Series E Preferred    |     (13)     |   (14)   |J(14)|    |     |   40,290 | (15)   |        | (16)   |    (17)   |    (18)     |
| Stock                 |              |          |     |    |     |          |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |     |          |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |     |          |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |     |          |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |     |          |        |        |        |           |             |
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------
|   9.  Number of     |      10. Ownership            |   11. Nature of      |
|       Derivative    |          Form of              |       Indirect       |
|       Securities    |          Derivative           |       Beneficial     |
|       Beneficially  |          Security:            |       Ownership      |
|       Owned at End  |          Direct (D)           |       (Instr. 4)     |
|       of Month      |          or Indirect (I)      |                      |
|       (Instr. 4)    |          (Instr. 4)           |                      |
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|       (12)          |           (12)                |       (12)           |
|---------------------|-------------------------------|----------------------|
|       (19)          |           (19)                |       (19)           |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
------------------------------------------------------------------------------
EXPLANATION OF RESPONSES:
See Schedule I attached hereto.
                                                                                     HOLLINGER INC.
**  Intentional misstatements or omissions of facts constitute Federal          By: /s/ Charles G. Cowan           October 10, 2001
    Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).            --------------------------------     ----------------
                                                                              **Signature of Reporting Person           Date
                                                                                     Charles G. Cowan
                                                                                 Vice-President and Secretary
Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2
                                                                 SEC 1474 (3/99)
                                                                          419607

                                                                                THE RAVELSTON CORPORATION
                                                                                        LIMITED
**  Intentional misstatements or omissions of facts constitute Federal          By: /s/ Charles G. Cowan           October 10, 2001
    Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).            --------------------------------     ----------------
                                                                              **Signature of Reporting Person             Date
                                                                                     Charles G. Cowan
                                                                                 Vice-President and Secretary
Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 3
                                                                 SEC 1474 (3/99)
                                                                          419607


**  Intentional misstatements or omissions of facts constitute Federal             /s/ Conrad M. Black             October 10, 2001
    Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).            --------------------------------     ----------------
                                                                              **Signature of Reporting Person            Date
                                                                             The Hon. Conrad M. Black, P.C.,O.C.

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 4
                                                                 SEC 1474 (3/99)
                                                                          419607


**  Intentional misstatements or omissions of facts constitute Federal           /s/ Barbara Amiel Black           October 10, 2001
    Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).            --------------------------------     ----------------
                                                                              **Signature of Reporting Person            Date
                                                                                     Barbara Amiel Black

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 5
                                                                 SEC 1474 (3/99)
                                                                          419607

                                   SCHEDULE I
                           Explanatory Notes to Form 4


Name and Address of Reporting Person:
       Hollinger Inc. ("HI")
       c/o Hollinger International Inc.
       401 North Wabash Avenue, Suite 740
       Chicago, Illinois 60611

Issuer Name and Ticker or Trading Symbol:
       Hollinger International Inc./HLR

Statement for Month/Year
September 2001

Additional Reporting Persons:

       The Ravelston Corporation Limited ("Ravelston")
       c/o Hollinger International Inc.
       401 North Wabash Avenue, Suite 740
       Chicago, Illinois 60611
       Relationship to Issuer: 10% Owner

       Conrad M. Black ("CMB")
       c/o Hollinger International Inc.
       401 North Wabash Avenue
       Chicago, Illinois 60611
       Relationship to Issuer: Director, Officer and 10% Owner

       Barbara Amiel Black ("Amiel")
       c/o Hollinger International Inc.
       401 North Wabash Avenue
       Chicago, Illinois 60611
       Relationship to Issuer: Director, Officer and 10% Owner via spouse CMB

Explanations:

(1)    (i)        For HI:             10% Owner
       (ii)       For Ravelston:      10% Owner
       (iii)      For CMB:            Director, Officer (Chairman, President and
                                      Chief Executive Officer) and 10% Owner



419606.1
13220-0001                         Page 6 of 9

       (iv)         For Amiel:        Director and Officer (Vice President)
                                      and 10% owner via spouse CMB.

(2) The Issuer repurchased an aggregate of 7,052,464 Shares of Class A Common Stock ("Class A Common Shares") of the Issuer held by 3055851 Nova Scotia Company and 3055852 Nova Scotia Company, indirect wholly-owned subsidiaries of HI, the Issuer's parent corporation, on September 6, 2001.

(3) The disposition of the Class A Common Shares occurred on September 27, 2001 (with respect to an aggregate of 27,600 Class A Common Shares) in connection with the retraction of Series II Preference Shares ("Series II Shares") issued by HI, the Issuer's parent corporation.

(4)    [Cdn.] $20.39.

(5) The consideration given for the exchange of each Series II Share was 0.46 of a Class A Common Share.

(6)    (i)        For HI:             17,894,321 Class A Common Shares held
                                      directly by HI and indirectly via its
                                      wholly owned subsidiary 504468 N.B. Inc.

       (ii)       For Ravelston:      17,894,321 Class A Common Shares
                                      indirectly via its control over HI

       (iii)      For CMB:            17,894,321 Class A Common Shares via his
                                      control over Ravelston, which controls HI, 600 Class A Common Shares directly, 9,600
                                      Class A Common Shares indirectly via
                                      Conrad Black Capital Corporation, 50 Class
                                      A Common Shares indirectly via son, and
                                      500 Class A Common Shares indirectly via spouse. CMB disclaims beneficial ownership of his son's and spouse's securities and this report shall not be deemed an admission that he is a beneficial owner of such securities for purposes of Section 16 or for any other purpose.

        (iv)      For Amiel.          17,894,321 Class A Common Shares via
                                      spouse's control over Ravelston, 500 Class
                                      A Common Shares directly, 9,600 Class A
                                      Common Shares indirectly via spouse's
                                      control over Conrad Black capital
                                      corporation, 50 Class A Common Shares
                                      indirectly via spouse's son, and 600 Class
                                      A Common Shares indirectly via spouse.
                                      Amiel disclaims beneficial ownership of
                                      her spouse's and her spouse's son's
                                      securities and this report shall not be
                                      deemed an admission that he is a
                                      beneficial owner of such


419606.1
13220-0001                         Page 7 of 9
                                      securities for purposes of Section 16 or for any other purpose.

(7)    (i)        For HI:             Directly.

       (ii)       For Ravelston:      Indirectly, via its control of HI.

       (iii)      For CMB:            Directly and indirectly, via his control
                                      of Ravelston, which controls HI.

       (iv)       For Amiel:          Directly and indirectly via her spouse,
                                      CMB, and his control of Ravelston, which controls HI.

(8)    Immediately.

(9)    Class A Common Stock of the Issuer.

(10)   27,600

(11) The Series II Shares were originally issued in 1997 and 1998 in exchange for Equity Units of Hollinger Inc. and for Series I Non-Voting Preference Shares of Hollinger Inc., respectively, at a stated value of [Cdn.] $10.00 per share.

(12)   (i)        For HI:             5,738,479 Series II Shares remain
                                      outstanding, resulting in a put equivalent position with respect to 2,639,700 Class A
                                      Common Shares.

       (ii)       For Ravelston:      66,963 Series II Shares directly,
                                      resulting in a call equivalent position
                                      with respect to 30,679 Class A Common
                                      Shares. Via its control of HI, Ravelston indirectly beneficially owns HI's position in the Series II Shares.

       (iii)      For CMB:            1,611,039 Series II Shares directly,
                                      resulting in a call equivalent position
                                      with respect to 741,077 Class A Common
                                      Shares. Via his control of Ravelston (and its control of HI), CMB indirectly beneficially owns Ravelston's and HI's positions in the Series II Shares.

(13) As of September 30, 2001, one share of the Company's Series E Preferred Stock ("Series E Preferred Share") may be converted into approximately
       6.63 Class A Common Shares at [Cdn.] $146.625 Series E Preferred Share. The number of Class A Common Shares issued upon conversion of a Series E Preferred Share is determined by the quotient of [Cdn.] $146.625 divided by the "Canadian Dollar Equivalent" of the Conversion Price (which is currently U.S. $14.00 per share). The "Canadian Dollar Equivalent" on any particular day is the Conversion Price expressed in Canadian currency based on the noon buying rate in New York City.



419606.1
13220-0001                         Page 8 of 9

(14) The Issuer redeemed an aggregate of 40,290 Series E Preferred Shares held by 504468 N.B. Inc., HI's wholly-owned subsidiary, on September 27, 2001.

(15)   Immediately.

(16)   Class A Common Stock of the Issuer.

(17)   271,501.

(18)   [Cdn.] $146.625.

(19)   (i)        For HI:             93,206 Series E Preferred Shares held by
                                      HI indirectly via its wholly-owned
                                      subsidiary 504468 N.B. Inc., resulting in a call equivalent position as of September
                                      30, 2001 with respect to 618,414 Class A
                                      Common Shares.

       (ii)       For Ravelston:      Via its control of HI, Ravelston
                                      indirectly beneficially owns HI's position in the Series E Preferred Shares.

       (iii)      For CMB:            Via his control of Ravelston (and its
                                      control of HI), CMB indirectly
                                      beneficially owns Ravelston's and HI's
                                      positions in the Series E Preferred
                                      Shares.

       (iv)       For Amiel:          Amiel disclaims beneficial ownership of
                                      CMB's securities and this report shall not be deemed an admission that she is a beneficial owner of such securities for purposes of Section 16 or for any other purpose.




419606.1
13220-0001                         Page 9 of 9